                                                              Exhibit (a)(5)(iv)

               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                         IN AND FOR NEW CASTLE COUNTY

---------------------------------------------------
NDT LLC, individually and on behalf of all others |    C.A. No. CA 19169 NC
similarly situated,                               |
                                                  |         CLASS ACTION
                         Plaintiff,               |           COMPLAINT
                                                  |
                                                  |
               v.                                 |
                                                  |
RICHARD J. RZASA, JOHN M. THOMPSON,               |
LEO J. HINDERY, JR., A. CHARLES BAILLIE,          |
JR., STEPHEN D. MCDONALD, WENDY K.                |
DOBSON, STEVEN B. DODGE, LAWRENCE M.              |
WATERHOUSE, JR., JOHN SEE,                        |
TD WATERHOUSE GROUP, INC., and                    |
TORONTO-DOMINION BANK                             |
                                                  |
                         Defendants.              |
---------------------------------------------------

     Plaintiff alleges on information and belief, except for those allegations which pertain to plaintiff which are alleged upon personal knowledge, as follows:

                                  THE PARTIES

     1. Plaintiff is and has been at all relevant times the owner of the common stock of TD Waterhouse Group, Inc. ("TD Waterhouse" or the "Company").

     2. Defendant John M. Thompson is and was at all relevant times a director of TD Waterhouse. John M. Thompson is also a director of Toronto-Dominion Bank ("Toronto-Dominion").

     3. Defendant A. Charles Baillie, Jr. ("Baillie") is and was at all relevant times Chairman of TD Waterhouse. Bailie is also Chairman and Chief Executive Officer of Toronto-Dominion, and President of Toronto-Dominion Mortgage Corp.

          4. Defendant Stephen D. McDonald ("McDonald") is and was at all relevant times Deputy Chairman, Chief Executive Officer and a director of TD Waterhouse. McDonald is also Vice Chairman of Toronto-Dominion.

          5. Defendant John See ("See") is and was at all relevant times Vice Chairman of TD Waterhouse.

          6. Defendant Wendy K. Dobson ("Dobson") is and was at all relevant times a director of TD Waterhouse. Dobson is also a director of defendant Toronto-Dominion.

          7. Defendants Richard J. Rzasa ("Rzasa"), Leo J. Hindery, Jr. ("Hindery"), Steven B. Dodge ("Dodge"), and Lawrence M. Waterhouse, Jr. ("Waterhouse") are and were at all relevant times directors of TD Waterhouse.

          8. The individuals named above (the "Individual Defendants"), as officers and/or directors of Company, owe the highest fiduciary duties of good faith, loyalty, fair dealing, due care, and candor to plaintiff and the other members of the Class (as defined below).

          9. TD Waterhouse is a corporation organized and existing under the laws of the Delaware with its principal executive offices located at 100 Wall Street, New York, New York. TD Waterhouse is a provider of discount brokerage services, offering online investing services and related financial products to individual retail investors who manage their own investments and to fee-based independent investment advisors. As of January 19, 2001, TD Waterhouse had 379,789,350 shares of common stock issued and outstanding.

          10. Toronto-Dominion is a Canadian corporation with its principal executive offices located at Toronto-Dominion Bank Tower, 55 King Street West, Toronto, Ontario. Toronto-Dominion conducts a general banking business through branches located throughout Canada and overseas, offering a broad range of banking, advisory services and discount brokerage to individuals, businesses, financial institutions, governments and multinational corporations.

                            CLASS ACTION ALLEGATIONS
                            ------------------------

          11. Plaintiff brings this action pursuant to Rule 23 of the Rules of the Court of Chancery, individually and on behalf of all other stockholders of the Company (except the defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with them and their successors in interest), who are or will be threatened with injury arising from defendants' actions, as more fully described herein (the "Class").

          12. This action is properly maintainable as a class action for the following reasons:

                    a) The Class is so numerous that joinder of all members is impracticable. As of January 19, 2001, there were over 379 million shares of TD Waterhouse Class A common stock issued and outstanding, held by at least 200 shareholders of record and likely many more beneficial owners.

                    b) There are questions of law and fact which are common to the Class including inter alia, the following:

                         i)   whether the defendants have engaged and are
continuing to engage in a plan and scheme to benefit themselves at the expense of the members of the Class;

                         ii)  whether the defendants have fulfilled, and are
capable of fulfilling, their fiduciary duties to plaintiff and the other members of the Class, including their duties of entire fairness, fair dealing, loyalty, due care, and candor;

                         iii) whether defendants have disclosed all material
facts in connection with the challenged transaction; and

               iv) whether plaintiff and the other members of the Class would be irreparably damaged if defendants are not enjoined from the conduct described herein;

          c) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

          13. The prosecution of separate actions by individual Class members would create the risk of inconsistent or varying adjudications with respect to the individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair their ability to protect their interests.

          14. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

                     BACKGROUND AND SUBSTANTIVE ALLEGATIONS
                     --------------------------------------

          15. On or about October 10, 2001, Bloomberg News reported that Toronto-Dominion had offered to acquire the 12 percent of TD Waterhouse that it does not already own for US $409 million, or US $9.00 a share.

          16. The Offer is timed to take advantage of the recent decline in TD Waterhouse shares brought about by the Company's first ever net loss reported on August 22, 2001. TD

Waterhouse shares traded as high as $10 per share as recently as August 3, 2001. Thus, the proposed buyout price of US$9 per share is grossly inadequate.

     17. Because Toronto-Dominion and its affiliates control approximately 88% of the Company's outstanding common stock, no third party will likely bid for TD Waterhouse. Toronto-Dominion and TD Waterhouse management will thus be able to proceed with the proposed transaction without an auction or other type of market check to maximize value for the public shareholders.

     18. Toronto-Dominion and TD Waterhouse management are intent on paying the lowest possible price to Class members, even though Toronto-Dominion is duty-bound to pay the highest fair price to the Company's public shareholders. Thus, Toronto-Dominion and TD Waterhouse management have clear and material conflicts of interest in the offer.

     19. TD Waterhouse's Board of Directors are in a position to dictate the terms of the proposed transaction. Defendants Thompson, Baillie, McDonald and Dobson are beholden to defendant Toronto-Dominion for their positions and the attendant perquisites and cannot represent or protect the interests of the Company's public shareholders with impartiality and vigor.

     20. Because of its control over the Company and TD Waterhouse's Board of Directors, Toronto-Dominion is in a position to dictate the terms of the Offer. In addition, defendants Thompson, Baillie, McDonald and Dobson have conflicts of interest and thus cannot represent or protect the interests of the Company's public shareholders with impartiality and vigor.

     21. The Offer is in furtherance of a wrongful plan to take TD Waterhouse private, which, if not enjoined, will result in the elimination of the public stockholders of TD Waterhouse in a transaction that is inherently unfair to them and that is the product of the defendants' conflicts of interest, as described herein. More particularly, the Offer is in violation of defendants' fiduciary duties and has been timed and structured unfairly in that:

          a) The Offer is designed and intended to eliminate members of the Class as stockholders of the Company from continued equity participation in the Company at a price per share which defendants know or should know is grossly unfair and inadequate;

          b) Defendants, by virtue of, among other things, their voting and ownership power, control and dominate TD Waterhouse's Board of Directors;

          c) Defendants have unique knowledge of the Company and have access to information denied or unavailable to the class. Without all material information, Class members are unable to determine whether the price offered in the Offer is fair;

          d) Defendants have violated their duty of fair dealing by manipulating the timing of the Offer to benefit themselves at the expense of the plaintiff and the Class.

     22. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the Class and will consummate the Offer to the irreparable harm of plaintiff and the Class.

     23. Plaintiff and the other members of the Class have no adequate remedy at law.

     WHEREFORE, plaintiff demands judgment as follows:

     A. Declaring this to be a proper class action and naming plaintiff as Class representative;

     B. Granting preliminary and permanent injunctive relief against the consummation of the Offer as described herein;

     C. In the event the Offer is consummated, rescinding the transaction or awarding rescissory damages;

          D. Ordering defendants to pay to plaintiff and to other members of the Class all damages suffered and to be suffered by them as the result of the acts and transactions alleged herein;

          E. Awarding plaintiff the costs and disbursements of the action including allowances for plaintiff's reasonable attorneys and experts fees; and

          F.   Granting such other and further relief as may be just and proper.


                                        ROSENTHAL MONHAIT GROSS
                                             & GODDESS, P.A.

                                        By: /s/ Carmella P. Keener
                                            ------------------------------------
                                        Mellon Bank Center, Suite 1401
                                        919 Market Street
                                        Wilmington, DE 19899
                                        (302) 656-4433

                                        Attorneys for Plaintiff

OF COUNSEL:

ENTWISTLE & CAPPUCCI LLP
Vincent R. Cappucci
Robert N. Cappucci
Catherine A. Torell
299 Park Avenue, 14th Floor
New York, New York 10171